SCHEDULE 13G

Amendment No. 0
FIRST DATA CORP
CLASS A COMMON STOCK
Cusip #32008D106
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #32008D106
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	1,544,847
Item 6: 	   	0
Item 7: 	   	33,986,343
Item 8: 	   	0
Item 9: 	   	33,986,343
Item 11: 	   	17.179%
Item 12: 	   	HC
Cusip #32008D106
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	33,986,343
Item 8: 	   	0
Item 9: 	   	33,986,343
Item 11: 	   	17.179%
Item 12: 	   	IN
Cusip #32008D106
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	33,986,343
Item 8: 	   	0
Item 9: 	   	33,986,343
Item 11: 	   	17.179%
Item 12: 	   	IN

Item 1(a). 	    	Name of Issuer:

  	  	          	FIRST DATA CORP

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	6200 South Quebec Street
  	  	          	Greenwood Village, CO 80111


Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 CLASS A COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 32008D106

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G).   (Note:  See Exhibit A).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	33,986,343

  	  	     	(b)    Percent of Class: 	17.179%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
1,544,847

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	33,986,343

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

  			21,750,058 of the shares of Class A
Common Stock of FIRST DATA CORP reported as being beneficially owned by the reporting persons at October 30, 2015, are included in this Schedule
13G because the reporting persons may be deemed to beneficially own such shares as a result of the direct ownership of 21,750,058 shares of Class B Common Stock of FIRST DATA CORP by investment companies and institutional accounts advised by Fidelity Management & Research Company and Pyramis Global
Advisors, LLC, both of which are wholly-owned subsidiaries of FMR LLC, which shares of Class B Common Stock are convertible into shares of Class A
Common Stock at the election of the holder, subject to the consent of FIRST DATA CORP, at an exchange rate of 1:1. Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 33,986,343 shares of Class A Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 3.80% of the outstanding Class A Common Stock.


Item 5. 	    	Ownership of Five Percent or Less of a Class.

 			Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	 Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of FIRST DATA CORP. No one other person's interest in the CLASS A COMMON STOCK of FIRST DATA CORP is more than five percent of the total outstanding CLASS A COMMON STOCK.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	November 9, 2015
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of October 12, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Form 3 filed by FMR LLC on October 21, 2015, accession number:
0000315066-15-003185.


Exhibit A

			21,750,058 of the shares of Class A
Common Stock of FIRST DATA CORP reported as being beneficially owned by the reporting persons at October 30, 2015, are included in this Schedule
13G because the reporting persons may be deemed to beneficially own such shares as a result of the direct ownership of 21,750,058 shares of Class B Common Stock of FIRST DATA CORP by investment companies and institutional accounts advised by Fidelity Management & Research Company and Pyramis Global
Advisors, LLC, both of which are wholly-owned subsidiaries of FMR LLC, which shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder, subject to the consent of FIRST DATA CORP, at an exchange rate of 1:1. Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, the 33,986,343 shares of ClassA Common Stock reported as being beneficiallyowned by the reporting persons in this Schedule 13G would represent 3.80% of the outstanding
Class A Common Stock.


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FMR CO., INC * 	IA
PYRAMIS GLOBAL ADVISORS TRUST COMPANY 	BK
PYRAMIS GLOBAL ADVISORS, LLC 	IA


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.



                Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC.



                Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on November 9, 2015, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of FIRST DATA CORP at October 30, 2015.


  	FMR LLC

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of October 12, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Edward C. Johnson 3d

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of October 12, 2015, by and on behalf of Edward C. Johnson 3d*

  	Abigail P. Johnson

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of October 12, 2015, by and on behalf of Abigail P. Johnson*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Form 3 filed by FMR LLC on October 21, 2015, accession number:
0000315066-15-003185.